Colony NorthStar, Inc.

c/o NorthStar Asset Management Group Inc.

399 Park Avenue, 18th Floor

New York, New York 10022

November 17, 2016

Via EDGAR and E-Mail

United States Securities and Exchange Commission,
Office of Real Estate and Commodities,
100 F Street, N.E.,
Washington, D.C. 20549,

Attn: Sonia Gupta Barros,

Assistant Director.

Re:	Colony NorthStar, Inc.
Registration Statement on Form S-4
File No. 333-212739

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Colony NorthStar, Inc. hereby requests that the effective date of its Registration Statement on Form S-4, File No. 333-212739, as amended, be accelerated to 4:00 P.M. Eastern Time on Friday, November 18, 2016 or as soon thereafter as practicable.

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Please contact Robert W. Downes of Sullivan & Cromwell LLP at (212) 558-4312 or by email at downesr@sullcrom.com with any questions you may have.  In addition, please notify Mr. Downes when this request for acceleration has been granted.

Very truly yours,

/s/ RONALD J. LIEBERMAN
Secretary

cc:                                Stacie Gorman

Robert F. Telewicz, Jr.

(Securities and Exchange Commission)

Mitchell S. Eitel

Robert W. Downes

Stephen M. Salley

(Sullivan & Cromwell LLP)